Exhibit 4.24

Execution version

MANAGEMENT CONSULTING AGREEMENT

between

Höegh LNG Colombia S.A.S.

and

Höegh LNG AS

Part 1 of 9

TABLE OF CONTENTS

		Page

1	BACKGROUND	3

2	APPOINTMENT OF THE CONSULTANT	3

3	SERVICES	3

4	AUTHORITY	4

5	DELIVERABLES	4

6	THE CONSULTANT’s SUB-CONTRACTING	4

7	OWNERSHIP	4

8	RESPONSIBILITIES	4

9	AUDITING	5

10	MANAGEMENT Consulting FEE	5

11	Taxes	6

12	SUSPENSION OF CONSULTANT’s PERFORMANCES UNDER THE AGREEMENT	6

13	DURATION AND TERMINATION OF THE AGREEMENT	6

14	LAW AND ARBITRATION	6

15	NOTICES	7

* * *

Part 2 of 9

MANAGEMENT CONSULTING AGREEMENT

This agreement (the “Agreement”) is entered into with effect from 1 October 2016 (the “Effective Date”) between:

(1)	Höegh LNG Colombia S.A.S., company registration no. 02667791, and located at Avenida 82 No. 10 – 62 Bogota, Colombia (“HCOL”), and

(2)	Höegh LNG AS, company registration no. 989 837 877, Drammensveien 134, NO-0277 Oslo, Norway (the “Consultant”).

IT IS HEREBY AGREED as follows:

1	BACKGROUND

Both HCOL and the Consultant are companies in the Höegh LNG Group, with ultimate owner Höegh LNG Holdings Ltd. (“HLNGH”). The Höegh LNG Group has a fleet consisting of Floating Storage and Regasification Units (FSRUs) and Liquefied Natural Gas (LNG) carriers.

HCOL will enter into or has entered into a Novation Agreement between HLNGH and Sociedad Portuaria El Cayao S.A. E.S.P (“SPEC”) following which HCOL will become a party to and provide the FSRU Services under the FSRU Operations and Services Agreement with SPEC as customer dated 1 November 2014 (the “OSA”).

HCOL wishes to use the expertise in management services of the Consultant as described herein and the Consultant is willing to perform the support required by HCOL and the required services under this Agreement.

2	APPOINTMENT OF THE CONSULTANT

(a)	With effect from the Effective Date, the Consultant will act as Consultant for HCOL. HCOL hereby confirms the appointment of the Consultant and the Consultant hereby agrees to act as Consultant for HCOL.

(b)	The Consultant undertakes to use its best endeavors to provide to HCOL the Services specified below in accordance with sound management practice and to protect and promote the interests of HCOL in all matters relating to the provision of services hereunder.

(c)	In the exercise of its duties hereunder, the Consultant, to the extent practicable and subject to sound management practices, shall act in accordance with the policies and instructions that from time to time shall be communicated to it by HCOL and the Consultant shall at all times serve HCOL faithfully and diligently.

3	SERVICES

Subject to the terms and conditions herein provided, during the term of this Agreement, the Consultant shall advise HCOL as per the request of HCOL from time to time, and provide support related to certain management activities, including but not limited to administrative management consulting services. The services provided by the Consultant to HCOL under this Agreement are hereinafter referred to as the “Services”.

In furtherance to the Services rendered pursuant to this Agreement, where applicable pursuant the terms hereof, the Consultant shall be entitled to execute documents in the name for and on behalf of HCOL.

Part 3 of 9

The Consultant shall provide the Services, as required by HCOL, which includes, but is not limited to, the following functions:

(a)	Support and advice to HCOL's general manager in connection with the day-to-day running of the business of HCOL, and to represent HCOL in such matters where the Consultant is authorized to act on behalf of HCOL.

(b)	Support and advice to HCOL's general manager in connection with any and all financial matters of HCOL to the extent requested by HCOL, including but not limited to assistance in the opening and closing of bank accounts, assistance in the negotiation of loans, and to provide cash management and fund management services.

The Consultant may with the prior approval of the Board of Directors of HCOL be authorized to enter into loan agreements. Guarantees and other financial commitments can only be given and entered into with the prior approval of the Board of Directors of HCOL.

(c)	Assistance with the preparation of such budgets and financial statements as HCOL may instruct, including long- and short-term budgets, long term financial forecasts, status reports and projections, statutory annual reports and quarterly reports, including a statement of income and balance sheet for the relevant period, all as instructed by HCOL from time to time.

(d)	The provision of controller functions in respect of financial matters of HCOL.

(e)	Support and advice on specific administrative matters, which HCOL may from time to time require.

4	AUTHORITY

(a)	The Consultant, or the person whom it may appoint, shall be authorized for and on behalf of HCOL to negotiate, approve, enter into, execute and deliver all such agreements, documents, certificates or instruments, which may be required pursuant to or in connection with the performance of its Services hereunder;

(b)	The Consultant may take such other action for and on behalf of HCOL, in addition to the powers conferred upon it by this Agreement, as shall be expressly authorized from time to time by a resolution of the Board of Directors of HCOL.

5	DELIVERABLES

The Consultant shall provide all advice to HCOL either by way of a teleconference or in any written form, including but not limited to reports, e-mails, spreadsheets, presentations or any other type of document.

6	THE CONSULTANT’s SUB-CONTRACTING

The Consultant shall have the right to sub-contract any of the obligations or rights hereunder to a third party without the prior written consent of HCOL, provided however that the Consultant will remain liable before HCOL for compliance of the obligations assumed under this Agreement.

7	OWNERSHIP

The Parties agree that no intellectual property rights shall be transferred from the Consultant to HCOL as a result of the provision of Services by the Consultant to HCOL under this Agreement.

8	RESPONSIBILITIES

(a)	Neither HCOL nor the Consultant shall be liable for any failure to perform any of their obligations hereunder by reason of any cause whatsoever by any nature and kind beyond their reasonable control.

Part 4 of 9

(b)	Without prejudice to Clause 8 (a), the Consultant shall not be liable whatsoever to HCOL for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect and howsoever arising in the course of performance of the Services under this Agreement, unless such liability is proven to result solely from the negligence, gross negligence or willful default of the Consultant or their employees or agents or sub-contractors employed by them in connection with the Services under this Agreement, in which case the Consultant’s liability for each incident or series of incidents that give rise to a claim or claims, shall never exceed a total amount of USD 50,000.

(c)	Except to the extent and solely for the amount that the Consultant will be liable as set out in Clause 8 (b), HCOL hereby undertakes to keep the Consultant and their employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands and liabilities whatsoever or howsoever arising, which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the Services under this Agreement, and against and in respect of all costs, losses, damages and expenses, including legal costs and expenses on a full indemnity basis, which the Consultant may suffer or incur (either directly or indirectly) in the course of the performance of the Services under this Agreement.

(d)	It is hereby expressly agreed that no employee or agent of the Consultant (including every sub-contractor from time to time employed by the Consultant) shall in any circumstances whatsoever be under any liability whatsoever to HCOL for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 8, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Consultant or to which the Consultant is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Consultant acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 8, the Consultant is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be his servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

9	AUDITING

The Consultant shall at all times maintain and keep true and correct accounts of the time dedicated to render the Services hereunder to HCOL and shall make the same available for inspection and auditing by the HCOL or its appointed auditor at such time as HCOL may determine.

10	MANAGEMENT Consulting FEE

(a)	HCOL shall pay to the Consultant for the Services under this Agreement a monthly fee (the “Fee”) in Norwegian Kroner - NOK. Such fee shall be calculated based on the time spent on each of the Services rendered, computed at pre-established hourly rates for the individuals effectively performing the Services.

(b)	The pre-established hourly rates applicable for the calendar year 2016 are as set out in Appendix A to this Agreement. No later than by end of November each calendar year, the Consultant shall submit to HCOL the hourly rates that will be applicable for the following calendar year. The hourly rates shall be in line with the “arm’s length principle” and in compliance with the transfer pricing regulations applicable to both HCOL and the Consultant.

(c)	HCOL shall reimburse the Consultant for the Consultant’s documented postage and communication expenses, travelling expenses and other out of pocket expenses properly incurred by the Consultant in pursuance of the Services.

(d)	The Consultant shall add a 3% service fee on all invoiced amounts.

Part 5 of 9

All discounts and commissions obtained by the Consultant in the course of the performance of the Services shall be credited to HCOL.

11	Taxes

Each Party will bear its own taxes, provided that HCOL shall be liable for and shall pay any applicable withholding taxes, customs, duties, levies, excise taxes (including without limitation value added tax, goods and services tax, use tax and sales tax), deductions or other similar charges imposed by Colombian tax authorities or other Colombian governmental bodies on Consultant or on the Services.

For the avoidance of doubt, HCOL shall in no event be responsible for the payment of any taxes relating to or arising from (i) Consultant's net income (except if imposed in Colombia), (ii) Consultant's employees or (iii) Consultant's breach of this Agreement.

In circumstances where (i) HCOL has paid and/or compensated Consultant in respect of taxes imposed in Colombia on Consultant and Consultant obtains a corresponding deduction from net income taxes in respect of such taxes in his applicable country of domicile; Consultant shall reimburse HCOL for the net amount of such deduction.

12	SUSPENSION OF CONSULTANT’s PERFORMANCES UNDER THE AGREEMENT

The Consultant shall be entitled to suspend performances under this Agreement by notice in writing if any moneys payable by HCOL under the Agreement shall not have been received in the Consultant’s nominated account within fifteen – 15 – days of payment having been requested in writing by the Consultant.

13	DURATION AND TERMINATION OF THE AGREEMENT

(a)	This Agreement shall come into effect on the date stated in Clause 2 (a) (Appointment of the Consultant), and shall continue for the duration of the OSA. Thereafter it shall continue until terminated by either party giving notice in writing to the other party, in which case the Agreement shall terminate upon the expiration of a period of three months from the date upon which such notice was given.

(b)	The Consultant shall be entitled to terminate the Agreement by notice in writing if any moneys payable by HCOL under this Agreement shall not have been received in the Consultant’s nominated account within thirty – 30 – days of payment having been requested in writing by the Consultant.

(c)	The Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

(d)	The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

14	LAW AND ARBITRATION

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 14.

Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced. On the receipt by one Party of the nomination in writing of the other Party’s arbitrator, that Party shall appoint their arbitrator within 14 days, failing which the decision of the single arbitrator appointed shall apply. Two arbitrators properly appointed shall appoint a third arbitrator who shall be the chairman of the Arbitration Panel. The Parties agree that no Party shall appeal to the court on a question of law arising out of an award made in the proceedings.

Part 6 of 9

The arbitration hearings, any submissions to the court and the award or ruling passed by the court shall be treated as confidential.

15	NOTICES

All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement, shall be in writing and shall be given either by e-mail, registered or recorded mail or by fax and shall be deemed to have been given when actually received.

* * *

Signature Page to Follow

Part 7 of 9

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed the day and year first above written.

Höegh LNG AS	Höegh LNG Colombia S.A.S.

/s/ Sveinung Støhle	/s/ Nils Jakob Hasle
Name: Sveinung Støhle Title: General Manager Date: 17/10/2016	Name: Nils Jakob Hasle Title: Attorney-in-fact Date: 17/10 - 2016

Part 8 of 9

APPENDIX A

As per 1 October 2016

Basic Salary (annual basis) NOK	Hourly Rate (NOK)*)
300 000 - 350 000	575
350 001 - 400 000	615
400 001 - 450 000	660
450 001 - 500 000	700
500 001 - 550 000	740
550 001 - 600 000	780
600 001 - 650 000	820
650 001 - 700 000	865
700 001 - 750 000	900
750 001 - 800 000	945
800 001 - 850 000	985
850 001 - 900 000	1 030
900 001 - 950 000	1 070
950 001 - 1 000 000	1 110
1 000 001 - 1 050 000	1 150
1 050 001 - 1 100 000	1 195
1 100 001 - 1 150 000	1 235
1 150 001 - 1 200 000	1 275
1 200 001 - 1 250 000	1 315
1 250 001 - 1 300 000	1 360
1 300 001 - 1 350 000	1 400
1 350 001 - 1 400 000	1 440
1 400 001 - 1 450 000	1 480
1 450 001 - 1 500 000	1 525
1 500 001 - 1 550 000	1 565

*) Includes salary, pension, payroll tax, other direct personnel cost such as office, HR, and IT for the relevant personnel in HLNG AS

Part 9 of 9